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TSMD Acquisition Corp.
     Stellex Microwave Systems, Inc.
KII  Holding Corp.(80.1%)
     KII Acquisition Corp.
          Stellex Aerospace
               Paragon Precision Products
               Bandy Machining International
               Scanning Electron Analysis Laboratories, Inc.
               General Inspection Laboratories, Inc.

     Subsidiaries are wholly-owned unless otherwise indicated.